SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

New York Stock Exchange Corporate Compliance Department Attn.: Ms. Christine Mastroddi 20 Broad Street, 17th Floor New York, New York 10005 USA FAX: 00 1 212 656 5465	Legal Services PO Box 162 2501 AN The Hague The Netherlands Tel +31 70 377 1784 Fax +31 70 377 3953 Email caroline.omloo@shell.com Internet http://www.shell.com

24 July 2003

Our ref: LSCH/4

Dear Ms Mastroddi,

Please be advised that per 24th July 2003 the issued and listed capital of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) was decreased with
EUR 8,839,600 by cancellation of 15,785,000 ordinary shares of par value EUR 0.56.

The current number of outstanding ordinary shares is 2,083,500,000. The current amount of capital issued and paid-up is EUR 1,167,432,000.00.

If you have any further questions please do not hesitate to contact us.

Yours sincerely,

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Caroline J.M. Omloo     A.J. van der Steenstraten
Legal Counsel                IR Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 30 July 2003

Managing Director	Managing Director

(R.J. Routs)	(W. van de Vijver)